

03 JUN -2 AM 7:21

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

03022555

Your reference File No. 82-5089
Our reference AC/ih
Date May 30, 2003

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Bank One to Purchase Zurich Life from Zurich Financial Services" dated May 30, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Habegging

Andres Christen

Enclosure

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

dlw 6/11

News Release


ZURICH
FINANCIAL SERVICES

File No. 82-5089

Bank One to Purchase Zurich Life from Zurich Financial Services

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, May 30, 2003 – Zurich Financial Services Group and Bank One Corporation (NYSE: ONE) today announced definitive agreements for Bank One to acquire Zurich Life, a large U.S. life insurance group of companies, from Zurich.

Bank One will pay Zurich approximately USD 500 million in cash. The total value paid to or retained by Zurich will be in excess of USD 1 billion, the IAS value of Zurich Life as of December 2002. This value is comprised of the USD 500 million of cash received from Bank One and the capital in Kemper Investors Life Insurance Company (KILICO), plus additional assets and businesses retained by Zurich. Finally, Bank One will provide administration and assume, through reinsurance, certain lines of business currently underwritten by KILICO. This transaction is expected to close in the third quarter of 2003, pending regulatory approvals.

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said, “This is a positive move for the Zurich Life companies, their customers, distribution partners and employees as Bank One’s strong distribution channels will leverage Zurich Life’s existing distribution and its capability in manufacturing high quality life insurance and annuity products. The sale of Zurich Life is consistent with our decisions to reallocate capital to non-life businesses that can deliver well in excess of our earnings hurdle rate. With this transaction, Zurich is on track towards meeting its goal of generating USD1 billion in risk-based capital through divestments.”


ZURICH
FINANCIAL SERVICES

Zurich Life, based in Schaumburg, Ill, is a top-10 writer of term life insurance in the U.S. serving its customers through independent general agencies and a direct-to-consumer life insurance agency, Zurich Direct. It is a significant writer of fixed and variable annuities, with a recognized expertise in the teachers' market. Zurich Life also underwrites universal life and has a substantial share of the business-owned life insurance market. As of December 31, 2002, Zurich Life had approximately USD 292 billion of direct life insurance in force.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

Zurich Life (www.zurichlifeus.com) is comprised of Federal Kemper Life Assurance Company, Kemper Investors Life Insurance Company, Zurich Life Insurance Company of America, Zurich Life Insurance Company of New York and their subsidiaries. In addition, Federal Kemper Life Assurance Company provides management services to Fidelity Life Association, a Mutual Legal Reserve Company.

For further information please contact:
Zurich Financial Services, Media and Public Relations
Daniel Hofmann, Phone +41 (0) 1 625 21 00
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Zurich Financial Services, Investor Relations
Reinhard Stary, Phone +41 (0) 1 625 38 80